UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42289

Luda Technology Group Limited

Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the terms, “LUD,” “Company,” and “we” refer to Luda Technology Group Limited.

On May 27, 2025, the Company issued a press release announcing its 2024 results. The press release is attached hereto and incorporate by this reference.

As of May 27, 2025, the Company had 22,690,000 ordinary shares issued and outstanding.

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, completion of the reverse split and removal of the trade halt are forward-looking statements. LUD may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LUD’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continually secure new orders, its ability to execute projects in accordance with schedule, its ability to renew existing licenses and certifications, ability to retain existing its management team, ability to obtain external financing to support its business growth, ability to have effective internal controls over financial reporting, macroeconomic, political, regulatory, social and other factors beyond control mainly in the PRC and Hong Kong, change in VAT refund policy in the PRC, claims in relation to its sales contracts or operations, fluctuations in steel prices and supply of its raw materials, effects of disruption to supply chain on financial performance, results of operation and ongoing growth, dependence on suppliers, product liability claims, dependence on skilled workers, impacts of equipment failure, workplace accidents and force majeure events, sufficiency on insurance coverage, competition from existing and new industry players, effects of litigation, claims or other disputes, fluctuations in foreign exchange rates, infringement of its intellectual property rights and the unauthorized use of its trademarks by third parties, outbreaks of communicable diseases, PRC laws and regulations governing its current business operations, the Chinese government’s influence over the manner in which it must conduct its business activities, Changes in the economic policies of the PRC government ,  the interpretation and application of PRC laws, approval or record filing of the CSRC, or other PRC government authorities  Further information regarding these and other risks is included in LUD’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and LUD undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited
Date: May 27, 2025
	By:	/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued May 27, 2025

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